March 19, 2018

W. John Cash

Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

RE:

Jewett-Cameron Trading Company Ltd.

Form 10-K for the Fiscal Year Ended August 31, 2017

File No. 000-19954

Dear Mr. Cash:

In response to the Staff's comment letter dated February 28, 2018, the Company has the following responses.

Item 5.  Market for Registrant’s Common Equity…………page 10

1.

In future filings, please disclose the number of holders of your common stock as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K and Part II, Item 5 of the Form 10-K instructions.

The Company will disclose the number of holders of its common stock as of the latest practicable date in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 12.

2.

We note from your segment disclosures that your “Corporate and administrative” segment generated approximately 23% of your pre-tax income. We are unable to locate within your Results of Operations discussion, any disclosure explaining the source of income for this segment and the reasons for the increase in segment income relative to the prior year. Please tell us and expand your disclosures in future filings, to explain the nature of the income generated by this segment and the reasons for any changes from period-to-period.

The Corporate and Administrative segment consists of the operations of JC USA, which is the holding company for the other operating subsidiaries. JC USA provides professional and administrative services, including accounting and credit services, to its subsidiary companies. Income is generated from management fees, interest on intercompany loans, and rental income from the lease of its fixed assets located in Manning, Oregon which was acquired in 2012 and leased to an outside third party. Results may also include gain or loss on the sale of assets owned by JC USA. With the exception of the limited rental income and the limited sale of assets, all of the segment’s operations are intercompany transactions. Primary expenditures include salaries and benefits for corporate management who are directly employed by JC USA; Depreciation of JC USA assets, including the company’s warehouses and offices; Office expenses, professional fees, and the unit’s share of other regular general and administrative expenses allocated across it and all of its subsidiaries. The primary reason for the change in income for this segment in fiscal 2017 was the receipt of higher rental and administrative fees charged to its subsidiaries related to higher inventories and the utilization of JC USA’s new warehouse in fiscal 2017, and the elimination of the litigation loss and related professional fees incurred by the settlement of the Greenwood lawsuit in fiscal 2016. These disclosures are included on a consolidated basis in the Company’s Results of Operations discussion for the fiscal year ended August 31, 2017.

In future filings, we will expand our disclosures to include the “Corporate and administrative” segment within our Results of Operations discussion.

Item 10. Directors, Executive Officers and Corporate Governance, page 40

3.

Please confirm that in future filings, as you stated in your letter dated January 2, 2015, in response to comment two in our letter dated December 23, 2014, you will include in your disclosure regarding each director, a description of the specific skills and experiences that led to the conclusion that the person should serve as a director for the company at the time the disclosure is made. Please see Item 401(e) of Regulation S-K.

The Company will increase the disclosure regarding the specific skills and experiences of its directors and why the Board concluded each individual should serve as a director in its future filings.

Sincerely,

/s/  “Charles Hopewell”

Charles Hopewell

President, CEO and Principal Financial Officer